Exhibit 99.3

STRATA OIL & GAS INC.

10010 - 98 Street, PO Box 7770
Peace River, AB T8S 1T3

Email: info@strataoil.com

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished to you in connection with the solicitation of proxies by management of Strata Oil & Gas Inc. (“we”, “us” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of the holders of common shares in the capital of the Company (“Common Shares”) to be held on September 20, 2016, and at any adjournment of the Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally, by email or by telephone by directors, officers or regular employees of the Company.

APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy were designated by management of the Company. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.

VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your Common Shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your Common Shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxy holder discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Management Proxy Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an “X” in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxy holders nominated by management will vote the Common Shares represented by your proxy in accordance with their judgment.

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RETURN OF PROXY

You must deliver the completed form of proxy to the Company’s email address or head office at the address listed on the cover page of this Management Proxy Circular, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment.

REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)	signing a proxy bearing a later date; or

(b)	signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the Company’s head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to shareholders of the Company, who do not hold Common Shares in their own name. Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Most of the shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.

Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. (the nominee of The Depository Trust Company, which acts as depositary for many United States brokerage firms). In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities Limited, which acts as depositary for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients.

Applicable regulatory rules require intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, the form of proxy supplied to a Beneficial Shareholder by its broker is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. If you have any questions respecting the voting Common Shares held through a broker or other intermediary, please contact that broker or intermediary for assistance.

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Beneficial Shareholders who have not objected to their intermediary/broker disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners or “NOBOs”. Those Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners or “OBOs”.

The Company is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of the proxy related materials in connection with the Meeting.

The Company will not be paying for intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents. Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO's intermediary assumes the costs of delivery.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares, of which 96,400,851 common shares are issued and outstanding as of August 20, 2016, 2016 (the “Record Date”). The Company is also authorized to issue an unlimited number of preferred shares, of which none have been issued as of the Record Date. Persons who are registered shareholders at the close of business on August 20, 2016 will be entitled to receive notice of, attend, and vote at the Meeting. On a show of hands, every shareholder and proxy holder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass.

The nominees for election to the Board of Directors who receive the greatest number of votes cast for the election of directors by the shares present, in person or by proxy, will be elected directors. Holders of common shares are not allowed to cumulate their votes in the election of directors. The ratification of the appointment of the independent auditors for the Company until the next annual general meeting will require the affirmative vote of a majority of outstanding common shares present or represented and entitled to vote at the Meeting.

To the knowledge of our directors and executive officers, shareholders whom beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of all voting rights as of the Record Date are listed below.

Beneficial Owner	Common Shares	Percent of total issued(1)

Trevor Newton	16,669,746	17.29%

1) Based on 96,400,851 shares of common stock issued and outstanding as of August 20, 2016, 2016.

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PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Company, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to: (i) the receipt of the consolidated financial statements of the Company for the financial year ended December 31, 2015; (ii) fixing the number of directors to be elected at the Meeting and the election of directors until the next annual meeting of Shareholders; and (iii) the appointment of auditors.

I. Financial Statements

At the Meeting, shareholders will receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2015, together with the auditors’ report thereon. No formal action will, or is required to, be taken in respect of the financial statements at the Meeting. The consolidated financial statements of the Company are also available under the Company’s profile on the SEDAR website at www.sedar.com.

II. Election of Directors

Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until that person sooner ceases to be a Director. Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below. There are presently two (2) directors of the Company.

It is proposed that the number of directors to be elected at the Meeting for the ensuing year be set at Two (2) and that the nominees set forth below be approved as the Company’s directors. Unless otherwise directed, it is the intention of the management designees, if named as proxy, to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at Two (2) members and in favour of the election of the Two (2) nominees hereinafter set forth as directors:

Trevor Newton	Dr. Michael Ranger

Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion, unless the shareholder has specified in its proxy that its Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the Company’s next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Company.

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Management proposes to nominate the persons named in the table below for election as Directors. The information concerning the proposed nominees has been furnished by each of them:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Principal Occupation and, if Not Previously Elected, Principal Occupation during the Past Five Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)(2)
Trevor Newton(5) Abbotsford, British Columbia, President, Chief Executive Officer, Chief Financial Officer, Secretary, Director and Chairman of the Board	May 22, 2014	Director, Businessman	18,669,746(3)
Dr. Michael Ranger(5) Calgary, Alberta, Director	July 11, 2012	Director, Petroleum Consultant	800,000(4)
●	N/A	●	●

(1) As at August 20, 2016.

(2) Includes common stock options that are exercisable within 60 days of August 20, 2016.

(3) Mr. Newton was awarded 2,000,000 stock options to purchase common shares of the Company at an exercise price of $.14 on July 1, 2014, all of which are fully vested.

(4) Dr. Michael Ranger was awarded 200,000, 200,000, 200,000 and 200,000 stock options to purchase common shares of the Company at an exercise price of $2.285, $0.61, $0.07 and $0.14 on July 21, 2006, March 19, 2008, July 11, 2012 and July 11, 2012, all of which are fully vested.

(4) Member of the Audit Committee of the Company, of which Mr. Newton is the chairman.

Information respecting the principal occupations and background of each of the nominees as directors is as follows:

TREVOR NEWTON is the founder of Strata Oil & Gas Inc., and has been involved in the development of the company from the initial land acquisition and discovery stage, through to the present. He has assisted the company by establishing its corporate focus, assembling its team, and helping advance its core project.

Mr. Newton's corporate experience has primarily been in the resource sector, where he has assisted private and public companies in their financing, project acquisition, and development. Mr. Newton has a B.Sc. in Economics from the University of Victoria and an M.A. in Economics from Simon Fraser University.

MICHAEL RANGER is an experienced petroleum consultant with a prolific career providing services to an array of the world's largest oil companies. He has extensive oil sands & heavy oil evaluation and research experience in reservoir characterization, sedimentology and sequence stratigraphy of Athabasca, Wabasca, Cold Lake, Peace River and international oil sands regions. He has conducted and supervised numerous resource evaluation projects integrating core, outcrop and wireline logs. Recent major contracts include: Suncor Energy, Ross Smith Energy Group, Hatch Engineering, Golder Associates, Laracina Energy, Nexen, Statoil, Murphy Oil, Husky Oil, Brion Energy, Athabasca Oil Corp, Oilsands Quest, DMT Geoscience, ARC Resources, Marathon, Paramount Energy, Kennecott Canada, Total Canada, OPTI Canada, Koch Canada, Quadrise.

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Dr. Ranger is currently an independent petroleum consultant and is a director of Canadex Resources Ltd. Prior to this, he served on the Scientific Advisory Board of Gushor Inc. from 2007 to 2009, and as a senior geologist at Gulf Canada Resources between 1977 and 1985. Dr. Ranger has a Ph.D. in Petroleum Geology from the University of Alberta, a MSc. Degree in Sedimentary Geology from Memorial University of Newfoundland, and a BSc. Geology from Concordia University. His professional affiliations include the American Association of Petroleum Geologists, Canadian Society of Petroleum Geologists and the Canadian Well Logging Society.

As at the date hereof, the proposed directors of the Company currently own, directly or indirectly, or exercise control or direction over, 16,669,746 Common Shares or17.29% of the issued and outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the knowledge of management, no proposed director of the Company is, as of the date of this Information Circular, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (a “Cease Trade Order”), that was issued (i) while that person was acting in such capacity, or (ii) after that person ceased to act in such capacity but which resulted from an event that occurred while that person was acting in such capacity.

Trevor Newton and Dr. Michael Ranger were directors of the Company on June 14, 2013 when the Alberta Securities Commission issued a Cease Trade Order against the Company as a result of the Company being deemed an “OTC Reporting Issuer” and the Company therefore having failed to file annual financial statements for the year ended December 31, 2012 and interim financial statements for the financial periods ended September 30, 2012 and March 31, 2013. The Company subsequently filed the required financial statements and other documents required to be filed by the Company as an OTC Reporting Issuer and the Cease Trade Order was revoked by the Alberta Securities Commission on June 20, 2016.

Bankruptcies

To the knowledge of management, no proposed director of the Company is, as of the date of this Information Circular, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

To the knowledge of management, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

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III. Appointment of Auditors

MaloneBailey, LLP, were appointed as auditors of the Company at the last annual meeting of the Company held on June 25, 2015. MaloneBailey, LLP have been the auditors of the Company since February 3, 2016.

The management designee, if named as proxy, intends to vote the Common Shares represented by any such proxy in favour of a resolution to reappoint MaloneBailey, LLP, as auditors of the Company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix their remuneration, unless the shareholder has specified in the shareholder's proxy that its Common Shares are to be withheld from voting in the appointment of auditors. The resolution must be approved by a simple majority approval of the votes cast at the Meeting by the holders of Common Shares. If elected, MaloneBailey, LLP, will hold office as auditor of the Company until the next annual meeting of shareholders or until their successor is duly elected or appointed pursuant to the by-laws of the Company, unless their position is earlier vacated in accordance with the provisions of the Business Corporations Act (Alberta) or the Company’s by-laws.

STATEMENT OF EXECUTIVE COMPENSATION

The following sections outline the Company’s executive compensation program with respect to its Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), both functions of which are currently performed by Mr. Newton, and the other most highly compensated executive officer whose total compensation was, individually, more than $150,000 for the year ended December 31, 2015, of which there are none (collectively referred to as the “Named Executive Officers” or “NEOs”).

Compensation Discussion and Analysis

As part of its annual review of the Company’s compensation policies and practices, the Board of Directors considers the implications of risks associated with the Company’s compensation policies and practices. The Board of Directors keeps itself informed of the current compensation policies of other junior oil and gas companies to help identify compensation policies and practices that could encourage an executive officer to take inappropriate or excessive risks. As of the date hereof, the Board of Directors is not aware of any material risks arising from the Company’s current compensation policies or practices that would be reasonably likely to have a material adverse effect on the Company.

The Company does not currently have any policies in place that would prevent Named Executive Officers or directors from purchasing financial instruments that might be designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by Named Executive Officers or directors.

Compensation Governance

The Company does not currently have a compensation committee. The Board of Directors has the responsibility for determining the compensation of the Company’s Chief Executive Officer and does so with reference to industry standards and the Company’s financial situation. The Board of Directors has the responsibility for determining the compensation of the directors who currently are not compensated in their capacity as directors but do receive stock options.

The Company has not retained any compensation consultant or advisor at any time since inception to assist the Board of Directors in determining compensation for any of the Company’s directors or executive officers.

Option Based Awards

See “Incentive Stock Options to Directors and Executive Officers” below for a description of the incentive stock option plan of the Company.

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Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Named Executive Officers for the Company’s fiscal years ended December 31, 2015 and 2014.

Name and Principal Position	Year Ended Aug. 31	Salary ($)	Share - Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Trevor Newton(1) President, Chief Executive Officer and Secretary	2015 2014	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	12,221 Nil	Nil
Ron Daems(2) President, Chief Executive Officer and Secretary	2015 2014	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	16,282 45,032	Nil

Notes:

(1)	Trevor Newton was appointed President, Chief Executive Officer and Secretary on June 25, 2015.
(2)	Mr. Daems resigned as President, Chief Executive Officer, Secretary and Director on June 25, 2015.

Incentive Plan Awards

Outstanding Options-Based Awards

The following table sets forth the stock options granted to Mr. Newton to purchase or acquire securities of the Company that are outstanding at the end of the financial year ended December 31, 2015.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money options(1) ($)
Trevor Newton	2,000,000	0:14	July 1, 2024	$ Nil

Note:

(1)	Calculated based on the difference between the closing price of the Common Shares on December 31, 2015 at USD $0.04 and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth the value vested or earned during the year of Option-based awards and non-equity incentive plan compensation paid to Mr. Newton during the most recently completed financial year.

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Trevor Newton	Nil	Nil

Note:

(1)	This amount has been calculated based on the difference between the closing market price of the securities underlying the Options at the vesting date and the exercise price of the Options.

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Pension Plan Benefits

Currently, the Company does not have a pension plan or pension plan benefits.

Termination and Change of Control Benefits

There is no plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers with a view to compensating such individuals in the event of termination of their employment or a change of responsibilities following a change of control.

Compensation of Directors

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including Mr. Newton who is also a Named Executive Officer, for the Company`s most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Dr. Michael Ranger	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ron Daems(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	Mr. Daems resigned as director effective June 25, 2015.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth the stock options granted to the directors of the Company, not including Mr. Newton who is also a Named Executive Officer, to purchase or acquire securities of the Company outstanding at the end of the financial year ended December 31, 2015.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration date	Value of unexercised in-the-money options(1) ($)
Dr. Michael Ranger	200,000	0.61	3/19/2017	Nil
	200,000	0.07	7/11/2022	Nil
	200,000	0.14	7/11/2022	Nil

Ron Daems(2)	500,000	0.14	7/1/2024	Nil

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on December 31 at USD $0.04 and the exercise price of the options.
(2)	Mr. Daems resigned as director effective June 25, 2015.

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Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth the value vested or earned during the year of Option-based awards and non-equity incentive plan compensation paid to directors of the Company, not including Mr. Newton who is also a Named Executive Officer, during the most recently completed financial year.

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Dr. Michael Ranger	Nil	Nil
Ron Daems(2)	Nil	Nil

Notes:

(1)	This amount has been calculated based on the difference between the closing market price of the securities underlying the Options at the vesting date and the exercise price of the Options.
(2)	Mr. Daems resigned as director effective June 25, 2015.

Directors’ Service Contracts

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. The Company recognized $12,221 as consulting fees for the year end December 31, 2015 under the agreement. The agreement does not provide for termination benefits of any kind.

Mr. Daems, is a former officer and director that still consults with the Company and has a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. The Company recognized $16,282 as consulting fees for the year ended December 31, 2015 under the agreement. The agreement did not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. The agreement does not provide for termination benefits of any kind.

Other Remuneration

Other than as noted above, the directors and executive officers did not receive any non-cash compensation during the last financial year.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets for the information pertaining to the Company’s stock option plan as at December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding option, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance, under equity compensation plans (excluding securities reflected in first column)

Equity compensation plans approved by securityholders	Nil	Nil	Nil

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

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Incentive Stock Options to Directors and Executive Officers

The Company has one stock option plan pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company.

In June 2006, the Shareholders approved and the Company adopted the incentive stock option plan of the Company (the “2006 Plan”). The 2006 Plan provides for the granting of up to an additional 8,000,000 stock options to key employees, directors and consultants, of common shares of the Company.

Under the 2006 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company’s Board of Directors. The Board of Directors is empowered to appoint both an audit committee and an option committee for the Company and will function as these committees until one is appointed.

CORPORATE GOVERNANCE

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 - Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented NI 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure of the Company’s corporate governance practices. This disclosure is presented below.

Board of Directors

The Board of Directors is currently composed of two directors: Dr. Michael Ranger and Trevor Newton.

NI 58-101, when taken with section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) of the CSA, provides that a board member is “independent” if the member has no direct or indirect material relationship with the Company, a “material relationship” being one which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

Director	Independence Status	Basis for Determination of Non-Independence
Trevor Newton	Not Independent	Mr. Newton is considered to have a material relationship with the Company as he is the sole executive officer of the Company.

Dr. Michael Ranger	Independent	Not applicable - no material relationship.

Directorships

The following table sets out the directors of the Company that are currently directors of other reporting issuers:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Trevor Newton	Patriot Gold Corp.	OTCQB	Director	10/9/2014	Present
Trevor Newton	Patriot Gold Corp.	OTCQB	CEO, President, Secretary, Treasurer	5/27/2016	Present

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Orientation and Continuing Education

Each new director is given an outline of the nature of the Company’s business, its corporate strategy, and current issues within the Company. New directors are also required to meet with management of the Company to discuss and better understand the Company’s business and are given the opportunity to meet with counsel to the Company to discuss their legal obligations as directors of the Company.

In addition, management of the Company takes steps to ensure that it directors and officers are continually updated as to the latest corporate and securities policies which may affect the directors, officers and committee members of the Company as a whole. The Company continually reviews the latest securities rules and policies. Any such changes or new requirements are then brought to the attention of the Company’s directors either by way of Board of Director or committee meetings or by direct communications from management to the directors.

Ethical Business Conduct

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For purposes of this Item, the term “Code of Ethics” means written standards that are reasonably designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the relevant securities commission and in other public communications made by the Company;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of violations of the code to the board of directors or another appropriate person or persons identified in the code; and accountability for adherence to the code.

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2015.

The Company hereby undertakes to provide to any person without charge, upon request, a copy of such Code of Ethics. Such request may be made in writing to the Board of Directors at the address of the Company.

Nomination of Directors

The Board of Directors has not appointed a nominating committee. As a result of the Company’s size, its stage of development and the limited number of individuals on the Board of Directors, the Board of Directors considers a nominating committee to be unnecessary at this time.

Compensation

Given the Company’s size, its stage of development and the fact that no officers or directors receive any financial compensation in the form of salary, the Company has not appointed a compensation committee or formalized any guidelines with respect to compensation.

Board Committees

The Audit Committee is the only Board of Director committee of the Company. For more information, see “Audit Committee”.

Assessments

The Board of Directors works closely with management and, accordingly, is in a position to assess director performance on an ongoing basis.

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AUDIT COMMITTEE

The Audit Committee is the only Board of Director committee of the Company. The full text of the Audit Committee Mandate is attached as Schedule “A”.

Composition

The Audit Committee is currently composed of: Mr. Newton (chairman) and Dr. Ranger]. Dr. Ranger is considered independent directors for the purposes of NI 52-110. Mr. Newton is not considered independent under NI 52-110 because he is an executive officer of the Company. Mr. Newton and Dr. Ranger are considered financially literate for the purposes of NI 52-110.

The Corporation acknowledges that the composition of the Audit Committee does not currently comply with the requirements of NI 52-110.

Relevant Education and experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

Trevor Newton

Mr. Newton has assisted private and public companies in their financing, project acquisition, and development for 18 years. Mr. Newton has a B.Sc. in Economics from the University of Victoria and an M.A. in Economics from Simon Fraser University.

Dr. Michael Ranger

Dr. Ranger is an independent petroleum consultant and is a director of Canadex Resources Ltd. Dr. Ranger has a prolific career providing services to an array of the world's largest oil companies. Dr. Ranger has a Ph.D. in Petroleum Geology from the University of Alberta, a MSc. Degree in Sedimentary Geology from Memorial University of Newfoundland, and a BSc. Geology from Concordia University.

Pre-Approval Policies and Procedures

Any proposed permitted non-audit services to be provided by the external auditor to the Company must receive prior approval from the Audit Committee. The CFO acts as the primary contact to receive and assess any proposed engagements from the external auditor. Following receipt and initial review for eligibility by the CFO, a proposal would then be forwarded to the Audit Committee for review and confirmation.

Audit Committee Oversight

At no time since incorporation was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Corporation.

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External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by MaloneBailey, LLP during the financial years ended December 31, 2014 and December 31, 2015:

Charlton & Company, Chartered Accountants	December 31, 2015 ($)	December 31, 2014 ($)

Audit Fees	$12,500	$15,800
Audit Related Fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All Other Fees	$Nil	$Nil
Total:	$12,500	$15,800

Exemption

The Company intends to rely on the exemption in section 6.1 of NI 52-110 in respect of the requirements set forth in section 3.1 of NI 52-110 requiring all members of an audit committee to be independent and financially literate. As the Company is not required to prepare an Annual Information Form, the Company has relied on the exemption in section 6.1 of NI 52-110 in respect of the requirement set forth in section 5.2 of NI 52-110.

management contracts

Management functions of the Company are performed by the directors and executive officers of the Company and are not to any substantial degree performed by any other person.

Indebtedness of Directors, executive officers

None of our directors or executive officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or our subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Management Proxy Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An ‘informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Beginning on December 27, 2013 the Company entered into several unsecured short-term note agreement for $126,396 ($139,000 Canadian) with a related party through common director. The note bears interest at the Bank of Canada prime rate plus 1%. The borrower may repay the entire loan including outstanding interest at any time by advising the Company of the intent to pay fifteen days prior to the anticipated date of retirement.

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ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited annual consolidated financial statements and accompanying management's discussion and analysis (“MD&A”) for the year ended December 31, 2015. The 2015 audited annual consolidated financial statements and MD&A are available on the SEDAR website at www.sedar.com or may be obtained by contacting the Company at the address listed on the cover page of this Management Proxy Circular.

Additional information relating to the Company is available on the SEDAR website at www.sedar.com or may be obtained by contacting the Company at the Company’s head office at the address listed on the cover page of this Management Proxy Circular.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

If any shareholder entitled to vote at an annual general meeting of the Company wishes to propose any matter to be raised at the annual meeting to be held in 2016, such shareholder should submit the proposal in writing to the Company’s head office at the address listed on the cover page of this Management Proxy Circular, not later than December 1, 2015.

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

Unless otherwise stated, the information contained herein is given as of the 26th day of August, 2016.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

STRATA OIL & GAS INC.

Trevor Newton

President

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